PUBLICIS GROUPE S.A.


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        REVISION, DATED JUNE 24, 2003, OF THE FISCAL YEAR 2002 REFERENCE
                 DOCUMENT FILED WITH THE COB ON MARCH 27, 2003
                          (REFERENCE NUMBER D. 03-318)
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 ADDITIONAL INFORMATION AS OF JUNE 24, 2003

The following information amends, on the pages indicated, the Annual Report for Fiscal Year 2002 filed by Publicis Groupe S.A. under cover of Form 6-K on May 21, 2003

     o  PAGE 65: LISTED SECURITIES - PUBLICIS GROUPE S.A. SHARES

    The table showing daily trading volume and movements in the Publicis Groupe S.A. share price has been updated as follows for the period March - June 2003:

   ---------------------------------------------------------------------------
   Period Number Daily trading volume Monthly price (in (euro)) of trading days

   ---------------------------------------------------------------------------
   ---------------------------------------------------------------------------
                       Number of  Value      Opening Closing High     Low
                       shares     ((euro)
                                  thousands)
   ---------------------------------------------------------------------------
   ---------------------------------------------------------------------------
   2003

   March        21      926,709    15,090.35  16.46   16.36   19.23    13.83

   April        20      886,614    15,906.81  17.87   17.95   20.55    15.22

   May          21      1,187,218  26,012.47  21.66   21.74   23.89    18.82

   ---------------------------------------------------------------------------


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o PAGE 67: SHARE OWNERSHIP STRUCTURE

The following text has been added at the end of the section:
AT JUNE 17, 2003, share ownership and voting right allocation break down as follows:

                                      SHARES        %     VOTING RIGHTS     %
                                   BENEFICIALLY
                                       OWNED

SHAREHOLDERS HOLDING MORE THAN 5%
OF THE TOTAL SHARE CAPITAL

Elisabeth Badinter (registered      22,096,340    11.31%   44,192,680    20.05%
shares) (1)
Dentsu Inc (2)                      35,518,504    18.18%   35,518,504    16.12%
Public (registered and bearer       124,918,804   63.96%   140,694,888   63.83%
shares)
-------------------------------------------------------------------------------
Treasury shares                     12,786,879    6.55%         0         0.00%
-------------------------------------------------------------------------------
TOTAL                               195,320,527  100.00%   220,406,072   100.00%

(1) SHARES OWNED BY MRS ELISABETH BADINTER AND HER CHILDREN.

(2) DENTSU HOLDS 14.69% SHARES IN FULL OWNERSHIP (13.02% VOTING RIGHTS) AND 3.49% SHARES THROUGH USUFRUCT (3.10% VOTING RIGHTS). DENTSU MAY NOT EXERCISE MORE THAN 15% VOTING RIGHTS.

THE SHARE OWNERSHIP STRUCTURE AT 17 JUNE 2003 INCLUDING POTENTIAL DILUTION FROM ALL SECURITIES ISSUED BY THE GROUP IS AS FOLLOWS:

                                      SHARES        %     VOTING RIGHTS     %
                                   BENEFICIALLY
                                       OWNED
      AFTER MAXIMUM DILUTION
Elisabeth Badinter (registered     22,096,340             44,192,680
shares)
Dentsu Inc                         35,518,504            135,518,504
Public (registered and bearer     124,918,804            140,694,888
shares)
Treasury shares                    12,786,879                      0
ORANES                             28,125,000             28,125,000
Equity warrants (1)                28,125,000             28,125,000
OCEANES                            17,624,521             17,624,521
Saatchi & Saatchi share options        63,621                 63,621
Publicis share options                569,050                569,050
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TOTAL                             269,827,719   100.00%  294,913,264   100.00%


(1)  AT A STRIKE PRICE OF 30.5 EUROS.

(2) MAXIMUM DILUTION SHOWN IN THIS TABLE DOES NOT INCLUDE THE POTENTIAL USE OF TREASURY SHARES FOR THE ORANES AND OCEANES REDEMPTION.




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o    PAGE 70: REPORT OF THE MANAGEMENT BOARD

     The end of the last line of the fourth full paragraph on page 70 now reads "in 2003" rather than "in early 2003".

o    PAGE 77: REPORT OF THE MANAGEMENT BOARD (CONTINUED) - D'ARCY WORLDWIDE

     In paragraph 1 of the section headed "D'Arcy Worldwide," the second-to-last sentence now reads "All other accounts have been transferred to other units, including Kaplan Thaler and CRM/direct marketing specialists ARC marketing."

o    PAGE 78: REPORT OF THE MANAGEMENT BOARD (CONTINUED) - ZENITHOPTIMEDIA

     On the fourth line of the first full paragraph on page 78, "British Airways (media planning) and" has been deleted.




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





o    PAGE 132: OFF-BALANCE SHEET COMMITMENTS

     The following sentence has been added to the existing text: "The Group is not aware of any significant off-balance sheet commitment other than those disclosed in the reference document filed on March 27, 2003".

o    PAGE 169: SUPPLEMENTARY INFORMATION - AUTHORIZATION TO ISSUE SHARES

     On the fourth line of the second full paragraph on page 169, the phrase "without pre-emptive prescription rights" is replaced with the phrase "with pre-emptive subscription rights (thirteenth resolution), and without pre-emptive subscription rights (fourteenth resolution)".

o    PAGE 181: SUPPLEMENTARY INFORMATION - MAIN LEGAL RISK FACTORS FOR THE GROUP

     Paragraph I): the subsection heading now reads "Foreign exchange risks, interest rate risks, equity price risks and credit risks."

     The following has been added at the end of Paragraph I: "The Group holds bilateral banking lines with a number of banks for liquidity purposes, none of which contain any financial covenants which may otherwise restrict Publicis' access to liquidity."

o    PAGE  183:  SUPPLEMENTARY   INFORMATION  -  INFORMATION  CONCERNING  RECENT
     DEVELOPMENTS

     Paragraph two, line two, now reads "was" rather than "is expected to be".


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


REVISION OF THE 2002 REFERENCE DOCUMENT

Certification by the reference document editor




To the extent of my knowledge, the data in the reference document filed with the COB on March 27, 2003 and the revisions contained herein are true. They contain all of the information that investors need to evaluate the business assets, activity, financial position, earnings and prospects of Publicis Groupe SA. There are no omissions that could alter its meaning.

June 24, 2003

                                          -------------------
                                          Chairman of the Management Board
                                          Maurice Levy



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


AUDITORS' REPORT

As the statutory auditors of Publicis Groupe S.A. and pursuant to COB rule 98-01, we have carried out our audit in accordance with French accounting standards, by examining the information relating to the financial position and historic accounts contained in the reference document filed with the COB under reference number D03-0318, and the attached revision to the reference document.

These documents were drawn up under the responsibility of the Company's Management Board. It is our responsibility to provide an opinion on the fairness of the information they contain with respect to the financial position and accounts.

We issued an auditors' report dated March 26, 2003 on the reference document, in which we concluded that on the basis of our review, we had nothing to report with respect to the fairness of the information on the financial position and the accounts presented in the reference document.

The work that we performed, in accordance with French professional standards, consisted of:

- ascertaining that no events have occurred subsequent to the date of our auditors' report, which would otherwise have cast doubts on the fairness of the non-revised information on the financial position and accounts contained in the reference document.

- assessing the fairness of the information on the financial position and accounts presented in this revised reference document and verifying its consistency with the audited accounts. It also consisted of reviewing the other information contained in this revised reference document in order to identify any significant inconsistencies with information in respect of the financial position and accounts, and to bring to your attention any obvious misstatements we noted based on our general understanding of the company gained through our audit. The forward-looking information presented herein corresponds to management targets, rather than isolated forecasted data resulting from a structured preparation process.

On the basis of the work that we have performed, we have nothing to report with respect to the fairness of the information on the financial position and the accounts presented in the reference document and in its revision.

Paris, 24 June 2003

                             The Statutory Auditors

Mazars & Guerard                           Ernst & Young Audit

Frederic Allilaire                         Bruno Perrin




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